April 30, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: H. Roger Schwall, Paul Monsour, Norman von Holtzendorff, Timothy Levenberg, Karl Hiller, and Jenifer Gallagher

Re:	SD Company, Inc.
Draft Registration Statement on Form S-1
Submitted February 27, 2014
CIK No. 1600422

Ladies and Gentlemen:

On behalf of our client, SD Company, Inc. (“Company”), we submit this letter in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (“Commission”) contained in its letter dated April 28, 2014, relating to the above referenced Registration Statement on Form S-1 which we filed with the Commission effective April 7, 2014 (“Registration Statement”). We filed an Amendment No. 1 to the Registration Statement via EDGAR on April 30, 2014. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as a clean copy of the Amendment No. 1. A copy marked to show all changes from the original filed Registration Statement has been delivered to you under separate cover.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the draft Registration Statement), all page references in this letter correspond to the page of the Amendment No. 1.

The Company respectfully responds to the Staff’s comments as follows:

Registration Statement on Form S-1 Filed April 7, 2014

Financial Statements

Superior Drilling Products, et. al.

Note 5 – Guaranteed Debt Obligation, page F-18

1.	We note you have expanded disclosure in response to prior comment 17 and now provide detail of the loan purchase agreement that you entered into with the lender. Further, we understand that if this transaction occurs you will record a note receivable on your balance sheet reflecting the fair value of the collateralized assets of Tronco Energy Corporation. Please tell us how you intend to account for this receivable balance and explain the terms of collection. Please describe any plans to take custody of or to oversee the sale of the properties once the loan is repaid, also any plans for managing the properties if retained or until they are sold. Please submit the analysis that you performed in concluding that financial statements of the producing oil and gas properties were not required in your registration statement to comply with Rule 8-04 of Regulation S-X.

2340 130TH AVE NORTHEAST ∙ SUITE D-150 ∙ BELLEVUE, WASHINGTON 98005

TEL: (206) 499-0802 ∙ FAX: (206) 770-6134

WWW.WONGFLEMING.COM

CALIFORNIA ∙ COLORADO ∙ DISTRICT OF COLUMBIA ∙ FLORIDA ∙ GEORGIA ∙ IDAHO ∙ ILLINOIS ∙ INDIANA ∙ MARYLAND
MICHIGAN ∙ NEVADA ∙ NEW JERSEY ∙ NEW YORK ∙ OREGON ∙ PENNSYLVANIA ∙ SPAIN ∙ TEXAS ∙ WASHINGTON

attorneys admitted solely in the jurisdiction where listed office is located, unless otherwise noted.

Securities and Exchange Commission

April 30, 2014

Our management has further reviewed the accounting for our intended purchase of the promissory note from Tronco Energy Corporation (Tronco) to its current third-party lender, ACF (Tronco Loan), upon the completion of our IPO. Management has determined that the note receivable representing the Tronco loan after its purchase by us will be recorded at its full value of principal and accrued interest. We are providing additional accounting analysis supporting that determination in Exhibit A attached to this letter. We believe that the value of Tronco’s collateralized assets, and the guarantees provided by the Meiers and their family trusts (“Meier Guaranties”), have sufficient value to repay the Tronco Loan in full. Our consideration of the Meiers’ ability to satisfy the Meier Guaranties includes the effect of completing the IPO. We have revised our disclosure on pages 37, 47, 76, and F-18 of Amendment No. 1 to reflect the above determination. As Tronco is actively marketing its assets, we currently have no expectation of pursuing any efforts to take control and sell any of Tronco’s assets. Operation and management of Tronco’s properties will remain with Tronco management during its liquidation process. Accordingly, we believe that there is no requirement to include the financial statements of Tronco or its producing oil and gas properties, in our financial statements.

2.	We note that you evaluated whether Tronco Energy Corporation should be subject to consolidation as a variable interest entity under the existing agreements and determined you were not the primary beneficiary. Please submit your most recent evaluation and any further details necessary to understand how you considered the terms of the loan purchase agreement and your modified relationship with Tronco Energy Corporation in formulating your view.

Please see our response to Comment #1. We believe that the Company is not the primary beneficiary of, and should not consolidate Tronco Energy Corporation as a variable interest entity, either before and after we purchase the Tronco Loan. Our management’s most recent evaluation of this determination is detailed in Exhibit A.

Pro Forma Combined and Consolidated Financial Statements, page F-31

3.	We note the statement on page F-31 that “[t]he acquisition of Hard Rock Solutions, Inc. is being accounted for using the purchase method of accounting. The pro forma information presented, including allocation of the purchase price, is based on a third party valuation of the fair value of assets acquired and liabilities assumed.” Please revise your disclosure to clarify whether the third party prepared the purchase price allocation. If this is the case, you will need to identify the third party in the disclosure and obtain and file as an exhibit a consent from the third party to comply with Rule 436(a) of Regulation C. You may refer to the guidance in C&DI (Securities Act) Question 233.02, which is available on our website at the following address - http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm Alternatively, if your management or board of directors prepared the purchase price allocation and in doing so only considered or relied in part on a report of a third party expert, you may remove disclosure attributing the valuation to the third party or clarify that your management or board of directors are responsible for the allocation and not the third party.

Securities and Exchange Commission

April 30, 2014

We have revised our disclosure on page F-34 of Amendment No. 1 to state that management has made the determination regarding the allocation of the purchase price, which was based in part on a third party valuation.

4.	Please clarify the nature of the adjustments you have made to Other current assets and Additional paid in capital as it relates to the HRSI acquisition.

We have revised our disclosure on page F-34 of Amendment No. 1 to better clarify the nature of the adjustments to Other Current Assets and Additional Paid-In Capital as they relate to the HRSI acquisition.

5.	We note in response to prior comment 20 you now present pro forma adjustments to reflect the proceeds received in your initial public offering assuming a midpoint offering price of $6.00 per share. Upon finalizing your offering price, please update these pro forma adjustments accordingly.

In addition, please include a tabulation showing the offering proceeds calculation and detail of your planned use of the proceeds, including detail of the transactions reflected in the net cash adjustment of $12,723,367 and net current portion of long-term debt adjustment of $15,195,826.

On page F-36 of Amendment No. 1, the pro forma financial statements have been updated to reflect the proceeds received through the initial public offering assuming a midpoint offering price of $6.00 per share. The disclosure has also been updated to include the offering proceeds calculation and the planned use of proceeds. Detailed calculations of the adjustments of cash and current portion of long-term debt have been included in the disclosure. We will update those pro forma adjustments and disclosures in the final prospectus upon finalizing our offering price.

6.	We have read the revisions you made in response to prior comment 24 and see that you have adjusted general and administrative expense to reflect combined salaries for Troy and Annette Meier based on employment agreements that will become effective in connection with the offering and understand the $900,000 adjustment represents a reoccurring charge which supersedes your earlier adjustment of $675,000. Therefore, it appears you may delete the reference in footnote 6 on page F-35 to this earlier adjustment amount.

On page F-36 of Amendment No. 1, the reference in footnote 6 was revised to remove the reference to the earlier adjustment of $675,000.

7.	Given that your plan to pay the $8.2 million principal of the Tronco Energy Corporation loan described in Note 5 on page F-18 in connection with your offering, your rationale for assuming a $3.9 million offset for the value of the properties in which you have a security interest in depicting the pro forma expenditure of proceeds is unclear. Please describe the extent of any efforts to sell the underlying oil and gas properties and the terms of any agreements that have been secured for the sale of these properties. Please modify your presentation as necessary to clarify how the anticipated impact on proceeds has been fairly depicted in your pro forma financial statements.

As of December 31, 2013, we accounted for the Tronco Loan as a guarantee and recognized a liability equal to the net estimated cash flows to be paid in the event of performance under the guarantee. This estimate was based on the outstanding principal and interest of the Tronco Loan less possible sale proceeds of Tronco’s properties. Since the properties are the primary collateral under the Tronco Loan, the Company’s performance under the guarantee would only occur to the extent the properties were not sufficient to repay the Tronco Loan.

Securities and Exchange Commission

April 30, 2014

Upon completion of the IPO and our purchase of the Tronco Loan, we will become the lender, rather than the guarantor. To accurately reflect this change, the disclosure in Note 8 on page F-36 of Amendment No. 1 has been revised to present the Tronco Loan at its full principal and accrued interest balance of $8.2 million. Please see our additional accounting analysis for the post-IPO Tronco Loan included in Exhibit A.

We have no current intentions to take possession of or sell any of the gas and oil producing properties, so long as Tronco is actively marketing its assets. Tronco management is managing the potential sale process and ongoing operations of the properties. Based on current market activity in the region, we anticipate the voluntary liquidation of Tronco’s assets by the end of 2014. As disclosed on page 76 of Amendment No. 1, Tronco signed a letter of intent (LOI) to sell the producing properties for $800,000 to an unrelated third party. This was the value assigned to Tronco’s producing properties at December 31, 2013. At this time, the sale has not closed because Tronco management has subsequently received higher bids for the properties. To clarify, the majority of the property value is the undeveloped property which is not included in this LOI. Tronco has not yet received any formal offers for the undeveloped property.

*****

We filed Amendment No. 1 and commenced our roadshow on April 30 following expiration of the 21-day period prescribed by section 5(d). It is our present intention to price the offering by no later than May 12, and to request acceleration of the effectiveness of the offering by no later than May 13, subject to any further comments from you.

Please direct any questions you may have regarding the Company’s responses in this letter or in Amendment No. 1 to me at (206) 499-0802 or erivers@wongfleming.com.

Yours,

Eugenie D. Rivers

cc:	G. Troy Meier, Chief Executive Officer
Annette Meier, President

Exhibit A

To SEC Correspondence

April 30, 2014

PO Box 1656, Vernal, UT 84078 – 435-789-0594

SD Company, Inc.

Analysis on VIE requirements regarding Tronco Energy Corporation

Question - Does the guarantee by Superior Drilling Products (Superior) of the loan to Tronco Energy Corporation (Tronco) from ACF, a third-party lender, cause Tronco to constitute a VIE under ASC 810, either (a) before Superior’s reorganization into a wholly-owned subsidiary of SD Company, Inc. (SDC) immediately before SDC’s IPO, or (b) after SDC purchases the Tronco loan from ACF? The specific applicable rule is ASC 810-10-25-38A which reads as follows:

A reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a)	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance.

b)	The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The quantitative approach described in the definitions of the terms “expected Losses”, “expected residual returns”, and “expected variability” is not required and shall not be the sole determinant as to whether a reporting entity has these obligation or rights.

Facts:

Tronco:

•	Tronco is an Ohio corporation which engages in the exploration and development of oil and gas properties. Troy Meier owns approximately 60% of Tronco’s common stock.
•	In 2007, Tronco obtained loan from ACF, a third-party lender, primarily secured by all of Tronco’s assets (Tronco Loan). After an initial default in 2009, ACF required additional collateral in the form of a guaranty from the Meiers and two of the family trusts (Meier Guaranties), a guaranty from Superior, the pledge of Superior’s ownership interests by two Meier family entities, and a junior lien on real property owned by another Meier family entity, Meier Property Series, LLC (MPS).
•	The Tronco Loan had a principal balance of approximately $8 million as of December 31, 2013.
•	Tronco also has taken out unsecured loans from Troy and Annette Meier totaling approximately $2 million as of December 31, 2013, the proceeds of which were used to make required payments on the Tronco Loan.

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Exhibit A

To SEC Correspondence

April 30, 2014

•	Tronco’s shareholders, through its Board of Directors, direct Tronco’s affairs as they see fit, except that to sell any of its assets, Tronco must get ACF’s permission to sell its collateral consistent with the normal requirements regarding the sale of collateralized assets. However, as a lien holder, ACF can’t require or direct a sale of Tronco’s assets unless it forecloses on its collateral after an event of default, and then only under the terms of the loan documents and applicable foreclosure statutes.

Superior:

•	Superior is a Utah limited liability company that remanufactures PDC drill bits.
•	Superior is currently wholly owned by Meier family entities, however, it will become a wholly-owned subsidiary of SD Company, Inc. (SDC) in the reorganization occurring immediately before SDC’s IPO.
•	Superior’s current legal relationship with Tronco is solely as a guarantor of the Tronco Loan.
•	Neither Superior nor SDC, before or after SDC’s purchase of the Tronco Loan, (a) sell nor purchase any items to or from Tronco, or (b) have the ability to affect Tronco operation’s, revenues or expenses through equity ownership, kick-out rights, budget approvals or other methods of indirect control.
•	Neither Superior nor SDC currently participates, or will participate, in any gains or losses incurred by Tronco.
•	Superior ‘s current involvement with Tronco is limited to its guarantee of the performance of Tronco’s obligations if and when Tronco is in default on the Tronco Loan.
•	Superior has not guaranteed any amount of return on their investments to Tronco’s stockholders.

SDC intends to purchase the Tronco Loan from ACF from the proceeds of the IPO, and to step into ACF’s position as Tronco’s primary secured lender. At that time, the following facts come into play:

•	After its purchase of the Tronco Loan, SDC’s involvement with Tronco will be limited to its role as Tronco’s primary secured lender.
•	Superior’s guarantee, the pledge of Superior’s ownership interest by its owners, and the junior lien on MPS real property, currently pledged as collateral for the Tronco Loan, will be cancelled by operation of law, because both Superior and MPS will be wholly-owned subsidiaries of SDC as the result of the pre-IPO reorganization.
•	The Meier Guaranties, however, will remain in effect.
•	SDC will not have any additional right to control or direct Tronco Energy in its business activity than did ACF when it was the senior secured lender.
•	Tronco will still be in control of its assets and its Board of Directors can choose to develop or sell them as needed.
•	Tronco is currently actively marketing its property and negotiating with potential buyers. Given the current market, SDC management projects that Tronco will have sold all of its properties, and applied the proceeds to the Tronco Loan, by the end of 2014.
•	Consequently, SDC currently has no expectation that it will foreclose on Tronco’s collateralized assets due to its default under the Tronco Loan.

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Exhibit A

To SEC Correspondence

April 30, 2014

Pre-IPO Analysis

For Superior to be determined the primary beneficiary, Superior would have to meet part “a” and “b” listed above. However, in this case, Superior has no ability to control the operations of Tronco, which is run by its Board of Directors. In addition, Superior’s involvement is limited to performance under its guarantee of the Tronco Loan. Since the Meiers and their family trusts have also guaranteed the Tronco Loan, the need for Superior to perform under its guarantee is controlled by the Meiers. They can elect to satisfy any shortfall using assets from non-Superior sources, Superior, or some combination thereof. Control and the obligation to absorb any losses ultimately resides with Troy and Annette Meier. Therefore, the Meiers are Tronco’s primary beneficiaries.

Post-IPO Analysis

After purchasing the Tronco Loan from ACF, SDC’s ability to affect Tronco’s affairs will be limited to that of a typical lender-borrower relationship under the terms of the loan documents. SDC will not gain any ownership or voting interest, budget approval rights, or other indirect control of Tronco. SDC currently intends to collect repayment of the outstanding principal and accrued interest from the proceeds from Tronco’s asset sales. (See additional analysis of post-IPO presentation of the Tronco Note below), and currently has no intention to foreclose upon Tronco’s collateralized oil and gas assets so long as Tronco is actively making progress in selling tis assets.

If there is a deficiency balance after Tronco sells all of their oil and gas assets, SDC would have the following options available:

•	Call upon the Meier Guaranties to satisfy that deficiency balance, or

•	Negotiate a repayment program with Tronco and/or the Meiers, conducted by committee of SDC’s independent board members.

In either event, SDC expects that the Tronco Loan will be fully repaid by either Tronco or under the Meier Guaranties, and does not expect to absorb any losses with respect to the Tronco Loan. The above plan has been communicated to and reviewed by SDC’s current Board of Directors and by its three independent director nominees who will become full board members upon the effectiveness of the IPO.

Conversely, SDC will not participate in any benefit if Tronco’s oil and gas properties are sold for at a profit over repayment of the Tronco Loan. Any such benefit would accrue to Tronco and/or to the Meiers personally to the extent of guarantee payments or other loans that they have made on Tronco’s behalf, followed by the equity owners.

Based on these factors, we have concluded that SDC lacks the requisite control of Tronco and will not participate in the obligations or benefits of Tronco. The Meiers will remain the primary beneficiaries.

Tronco Note Presentation Post-IPO

SDC plans to purchase the Tronco Loan for $8.2 million which equates to the outstanding principal and accrued interest. SDC will not receive or pay any fees associated with its purchase of the Tronco Loan. SDC plans to record the Tronco Loan as an $8.2 million note receivable. In accordance with ASC 310 - Receivables, management has the intent and ability to hold the note until maturity. The interest rate represents a market rate previously negotiated between ACF and Tronco on January 1, 2014 resulting in no discounts or premiums.

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Exhibit A

To SEC Correspondence

April 30, 2014

The Tronco Loan does not appear to have deteriorated credit quality necessitating a lower of cost or fair value adjustment upon acquisition. The value of the Tronco assets and the Meier guarantees represent sufficient collateral upon acquisition.

A recent acquisition by Devon Energy in the Utica Shale was noted at $12,000 per acre. While differences may exist between Devon’s acreage and Tronco’s acreage, a 50% discount to the Devon acquisition ($6,000/acre) results in the full recovery of the Tronco Note principal. In addition, Tronco has producing properties in Ohio available to sell. In March 2014, Tronco signed a letter of intent to sell the properties for $800,000. The sale did not close because Tronco has received subsequent informal offers for higher consideration and is currently evaluating other transactions.

Furthermore, the quality of the Meier personal guarantee is improved subsequent to the IPO by reason of SDC then being a publicly-traded company and the additional liquidity accruing to its shareholders as a result. Since Meier-owned entities will be SDC’s majority shareholders after the IPO, the Meiers have the authority, following the applicable holding periods and in accordance with limitations applicable to the sale of control securities under Rule 144, to direct the sale of those entities’ shares in SDC on a public market, and make distributions to the Meiers, to the extent needed to satisfy any repayment deficiency.

Based on these available resources, SDC believes the Tronco Loan will be paid in full.

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